UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

ParkerVision, Inc.

2.	Name of Persons Relying on Exemption:

Gem Investment Advisors, LLC
Gem Partners, LP
Flat Rock Partners LP
Daniel M. Lewis

3.	Address of Persons Relying on the Exemption:

100 State Street
Suite 2B
Teaneck, New Jersey 07666

4.	Written Material. The following written materials are attached:

Press release disclosing letter from Gem Investment Advisors, LLC to Shareholders of ParkerVision, Inc., dated June 25, 2013.

Letter from Gem Investment Advisors, LLC to Shareholders of ParkerVision, Inc., dated June 25, 2013.

(Written materials follow on next page.)

On June 25, 2013, Gem Investment Advisors, LLC issued the following press release:

GEM INVESTMENT ISSUES OPEN LETTER TO PARKERVISION SHAREHOLDERS

Urges Shareholders to Vote “Against” the Board’s Ill-Advised “Entrenchment” Proposals and Proposed “Uncapped” Bonus Plan at Upcoming Annual Meeting

Expresses Deep Concerns that Proposals Designed to Provide Latitude for Board to Enrich Management at Shareholders’ Expense and with Impunity

New York, NY – June 25, 2013 – Gem Investment Advisors, LLC (together with its affiliates, “Gem Investment”), a large shareholder of ParkerVision, Inc. (“ParkerVision” or the “Company”) with beneficial ownership of approximately 7.7% of the outstanding common stock of the Company, today announced that it has issued an open letter to the shareholders of ParkerVision, the full text of which is included below, in connection with the Company’s upcoming Annual Meeting of Shareholders on July 10, 2013.

A full copy of the Open Letter to Shareholders is available at the SEC’s website and at the following link: http://tinyurl.com/GemLetterToPRKRShareholders.

Investor Contact

Daniel Lewis
Gem Investment Advisors, LLC
(201) 705-1960
dlewis@gemasset.com

On June 25, 2013, Gem Investment Advisors, LLC issued the following open letter to shareholders of ParkerVision, Inc.:

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Dear ParkerVision Shareholder:

June 25, 2013

PROTECT YOUR INTERESTS AT PARKERVISION!

DO NOT ALLOW THE BOARD TO TURN THE CLOCK BACK ON PROPER CORPORATE GOVERNANCE

VOTE “AGAINST” PROPOSAL 2A, PROPOSAL 2B AND PROPOSAL 3 TODAY!

IF YOU HAVE ALREADY VOTED, YOU HAVE THE RIGHT AND ABILITY TO CHANGE YOUR VOTE – BUT TIME IS SHORT!

Gem Investment Advisors, LLC, together with its affiliates, currently owns approximately 7.7% of the outstanding common stock of ParkerVision, Inc. (“ParkerVision” or the “Company”), making us one of the Company’s largest shareholders.  We were surprised and disappointed after reviewing the Company’s proxy statement for the upcoming 2013 annual meeting of shareholders on July 10, 2013 (the “Annual Meeting”) to learn that the Company is recommending shareholders approve the following three extremely shareholder-unfriendly proposals at the Annual Meeting:

(i)
an amendment to the Company’s articles of incorporation (the “Charter”) to divide the Company’s board of directors (the “Board”) into three classes with staggered terms of office (the “Classified Board Amendment”);

(ii)	an amendment to the Charter to provide that directors may only be removed for cause (the “Removal Amendment”, and collectively with the Classified Board Amendment, the “Entrenchment Proposals”); and

(iii)	the Company’s Performance Bonus Plan (the “Bonus Plan”, and referred to as the Bonus Plan Proposal”).

These proposals collectively represent a big step in the wrong direction for the governance of our Company.  We are writing to urge you to vote against these shareholder-unfriendly proposals designed to insulate management and severely limit board accountability and shareholder rights under the pretense of protecting against an unwanted takeover.  It is Board and management entrenchment – plain and simple.  It is perhaps even more concerning that the Board is asking shareholders to approve a Bonus Plan that is uncapped, puts directors in a position in which their interests and duties will be in conflict, lacks a specific proposed bonus formula for us to evaluate, and proposes many criteria which are not aligned with shareholders’ best interests.  Taken together, these proposals are a recipe for disaster for shareholders.

By way of background, we invested in ParkerVision over seven years ago and despite many years of no apparent progress, have remained a passive shareholder of the Company.  We have never publicly expressed discontent with the Company, nor, until now, have we ever emerged as a Schedule 13D filer.  In fact, despite our current discontent stemming from the shareholder-unfriendly proposals, we believe there is significant value in the Company that is not currently reflected in the share price.   We even commend the management team for having invented what appears to be seminal intellectual property, for discovering the alleged patent infringement against QUALCOMM Incorporated (the “Qualcomm Lawsuit”) and for working diligently to unlock the Company’s inherent value.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

As one of the Company’s largest shareholders, we are deeply cognizant of our right, and responsibility, to step in when our fundamental rights as shareholders are threatened.  We met recently with Chairman and CEO Jeffrey Parker to discuss our serious concerns regarding these proposals and to learn firsthand the basis for adopting such highly unusual, draconian anti-shareholder actions.  Our intent was to be constructive and work with Mr. Parker to explore alternatives or modifications to the proposals that would be more palatable to shareholders.  Mr. Parker explained unconvincingly that despite already having the protections afforded by a “poison pill” and other defensive provisions under Florida law, the Company requires further protections to thwart unwanted takeovers and expressed no interest in modifying the proposals.

Do not be misled.  According to the Company’s proxy statement, the Board is not aware of any existing threat of an unsolicited offer or hostile takeover.  It is all just an excuse.  Public companies of all shapes and sizes constantly face the prospect of unsolicited proposals and takeover threats, yet our advisors inform us that ParkerVision is one of only ten public companies since 2008 that has resorted to the unusually drastic step of proposing a classified board.

Do Not Let Management Scare You into Supporting its Ill-Advised Proposals

If you are a shareholder and find yourself under pressure from ParkerVision management to vote in favor of a classified board, please ask yourself why supporting the Board’s initiative - which will drastically limit board accountability and shareholder rights - is so important to them.  We think the answer is clear – this Board is looking to minimize accountability to its shareholders.  Do not let management scare you into voting for its proposals under the threat of no longer being a “friend of the Company” if you vote otherwise.  We must do what is best for the Company and protect our collective rights as shareholders.  We are not looking to battle with the CEO or to be confrontational.  Rather, we hope to define a new path upon which we can constructively work with management and the Board to enhance long-term value for the Company.

Unfortunately, the massive dilution that shareholders have been forced to endure over the past several years gives us no comfort that our interests are aligned with those of management and the Board.  In fact, we believe that management is looking to side-step the cost of such massive dilution and give itself the latitude to enrich itself at the expense of shareholders.  This creates even greater concern with the proposed Bonus Plan since it places no cap on the bonuses that can be awarded to management and presents no specific criteria under which management is to be judged.

Mr. Parker has essentially disregarded our attempt to correspond in a constructive dialogue surrounding these important governance concerns in connection with the Annual Meeting.  We are fearful that his dismissive approach is indicative of a culture where the Board believes it does not need to be accountable to shareholders and calls into question the Board’s true motives for adopting these proposals.

WE URGE YOU TO REJECT THE COMPANY’S ATTEMPT TO OPERATE WITHOUT ACCOUNTABILITY!

Unfortunately, in order to protect our interests, we have little choice but to appeal to you -- the true owners of the Company.  We therefore encourage you to likewise vote on the Company’s proxy card against each of the Entrenchment Proposals, as well as the Bonus Plan Proposal.  These proposals are anything but aligned with our collective best interests as shareholders.  Join us in delivering a strong message to the Board that shareholders will not throw away their rights and will not stand for our Company to become a symbol of poor corporate governance or provide the Board the latitude to treat the Company as its own personal “piggy-bank.”  Unless these ill-advised proposals are voted down, this Annual Meeting may be the last time shareholders have any real say in the future of their Company.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Companies with Poor Corporate Governance Features Deliver Less Shareholder Value

As a long-term shareholder, we are very concerned with the Company’s accountability to its shareholders and its commitment to good corporate governance.  We believe that accountability is closely related to financial performance.  Harvard Professor Lucian Bebchuk and associates published a study which found that companies with poor corporate governance features, such as staggered boards and poison pills, deliver less shareholder value than those companies that do not have such measures in place.  Yet ParkerVision is asking for us to vote to enable two of these entrenchment provisions, including a classified board structure.  Like Professor Bebchuk and many others, we believe that annual director elections promote greater accountability by allowing shareholders to communicate a viewpoint on their director representatives each and every year.

THE CLASSIFIED BOARD AMENDMENT

The Overwhelming Trend is Towards Board De-classification – Not Classification

ParkerVision’s Board has seemingly lost its way by proposing to classify the Board at a time when an ever-growing number of companies are introducing annual director elections and moving towards improved corporate governance structures.

Classified boards do not serve the best interests of shareholders as evidenced by the overwhelming trend in corporate governance towards the declassification of boards. Annual elections ensure maximum accountability of the Board to its shareholders by enabling shareholders to register their views on each of the directors on an annual basis.  In fact, the trend towards declassification has been gaining steam for over a decade with the number of S&P 500 boards that are declassified having nearly doubled since 1999.  The number of S&P 500 boards that are declassified climbed to 374 in 2012 from 197 in 1999.

Proposed board classification is so highly unusual that ParkerVision would be one of just ten public companies of which we are aware to propose a classification of its board of directors in the past six years.

The Classified Board Amendment is clearly out of touch with current corporate governance practices, particularly in light of the fact that the trend towards declassification is continuing at an unprecedented pace.  Despite these clear trends, however, the Company seeks to amend the Charter to provide for three classes of directors with staggered elections.

Do Not Trust the Board’s Reasons for Proposing to Classify Itself

The Board’s motives for board classification are called into question when you consider the following:

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

•
The Company states in its proxy statement that a reason it has proposed the Classified Board Amendment is to “ensure continuity and stability in leadership” yet goes on to say that “management has not experienced any problems with continuity in the past.”

•
The Board has stated that a purpose of the Classified Board Amendment is to discourage unwanted takeovers, yet admits in its proxy statement that it is not aware that any such efforts at a takeover currently exist.

•
The Company admits in its proxy statement that since it has a poison pill in place “the incremental effect of a classified board on the decision of a bidder to engage in an unsolicited attempt to obtain control of us through the acquisition of our securities may not be substantial” and further acknowledges that there are other provisions under the Company’s Bylaws and Florida law that protect the Company against mergers, proxy fights and tender offers.

Two Leading Independent Proxy Advisory Firms, Glass Lewis and ISS, Each Have Recommended Against a Classified Board at ParkerVision

Glass Lewis agrees with us that a classified board is not advisable at ParkerVision concluding that “given the empirical evidence suggesting that classified boards reduce a firm’s value, and shareholders’ increasing opposition to such a structure, Glass Lewis believes that classified boards are not in the best interests of shareholders” and has recommended that shareholders vote against the Classified Board Proposal accordingly.  Glass Lewis further noted in its report that “when companies have classified boards, shareholders are deprived of their right to voice their views regarding the oversight exercised by their representatives.”

ISS expressed similar concerns that the proposal to classify the Board “would reduce board accountability to shareholders and could contribute to board and management entrenchment,” noting that the “ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis.”  ISS has recommended that shareholders vote against the Classified Board Proposal.

Like Glass Lewis and ISS, we agree that classified boards only serve to disenfranchise shareholders and encourage shareholders to vote against this ill-advised proposal.

THE REMOVAL AMENDMENT

The Removal Amendment Would Further Disenfranchise Shareholders

The Classified Board Amendment is even more troubling and its entrenchment effects even more apparent when analyzed together with the Removal Amendment.   Here, the Company seeks to limit the ability of shareholders to remove directors only for cause, which in conjunction with the Classified Board Amendment will require at least two annual meetings to change the majority control of the Board.  Again, while we are not seeking to change control of the Board, we are concerned that we are being disenfranchised as shareholders of the Company at the expense of management and the Board’s desire to maintain the status quo.  After all, election contests are intended to be a referendum on whether shareholders are satisfied with the performance of the Company under the incumbent Board.

The Removal Amendment therefore further restricts our ability as shareholders to ensure effective oversight of the Company.  The ability to remove directors from the Board, like the ability to elect directors to the Board, is an important mechanism for holding directors accountable.  The less accountable the Board becomes, the less our interests are protected.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Glass Lewis and ISS Have Also Recommended Against the Removal Amendment

Glass Lewis and ISS have likewise recommended that shareholders vote against the Removal Amendment as it serves to further disenfranchise shareholders.  Glass Lewis noted that such a proposal “limits shareholders’ ability to ensure proper oversight of the Company” while ISS believes it “will further diminish shareholder rights and make it difficult for shareholders to affect any change in the board of directors.”

We cannot let management and the Board define our future as shareholders with limited rights and abilities to ensure effective oversight of the Company.  We, the true owners of the Company, must ensure that the Company is not governed on the whims of an incumbent Board. Accordingly, we will vote against the Entrenchment Proposals and urge you to do the same.

THE BONUS PLAN PROPOSAL

The Bonus Plan Proposal Imposes No Reasonable Limits

The Board’s recommendation to approve the Bonus Plan Proposal further demonstrates that the Board’s interests are not aligned with those of shareholders.  The proposal provides the Board unbridled discretion in determining the size of the bonus pool.  We believe that the latitude to provide uncapped cash awards is not in the shareholders’ best interest.  It is our firm belief that the only form of uncapped incentive should be in the form of equity ownership.  Very substantial cash going out the door should only be used to return capital to common shareholders.  Only through ownership of equity will the interests of management and the Board be aligned with shareholders.

An Uncapped Bonus Plan Creates Conflicts of Interest for Directors Eligible under Such Plan

Imagine for a moment that ParkerVision wins a $1 billion award from Qualcomm.  Imagine that the Board commits 10% of this hypothetical award, or $100 million, to a bonus pool. Under the proposed guidelines of the proposed Bonus Plan, Jeffrey Parker and David Sorrells, each of whom serve as both directors and executives of the Company, would each be eligible for $15 million of the bonus pool.  Now imagine that a suitor offers to buy the Company at $20 per share.  How can Messrs. Parker and Sorrells be expected to objectively evaluate this offer when it would mean foregoing a potentially huge cash bonus?  Our directors need to have their interests squarely aligned with shareholders and not engineer bonus plans that put their interests in direct conflict with the best interests of shareholders.  If shareholders approve the Bonus Plan Proposal, it would create an irreconcilable conflict of interest for three of the seven directors serving on the Board.  The third director, Robert Sterne, whose law firm has earned millions of dollars in fees from the Company during his period of service, has been conflicted for years.

Proposed Criteria for Awarding Bonuses Lacks Specificity and are Generally Misaligned with Shareholders’ Interests

The current proposal does not set out a specific formula for awarding bonuses under an incentive plan.  In fact, the proxy statement only indicates that certain criteria will be used to help determine incentive bonuses.  We believe that shareholders deserve to see a specific bonus plan with specific milestones before incentive compensation is awarded.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Even more troubling is that the fact that many of the proposed criteria upon which awards would be handed out under the Bonus Plan are not aligned with shareholders’ interests.  For example, the criteria of revenue, cash flow, earnings, and legal awards and settlements are not impacted by the degree of dilution required to achieve results.  The criteria of metrics of price-per-share and earnings-per-share, on the other hand, are aligned with our interests.  It would be dangerous to empower the Board to design an uncapped Bonus Plan that uses criteria which are misaligned with shareholders’ interests.  Note from the table below the dramatic increases in shares outstanding over the past 10 years.  How can the Board contemplate bonuses based upon metrics that fail to show sensitivity to growth in the shares outstanding?  We think it would be a grave mistake.

Growth in Shares Outstanding (in millions)
2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
18,802,601	18,006,324	20,958,765	23,387,566	25,182,892	26,716,080	41,160,335	52,752,036	67,573,775	82,903,609

Management Received a Very Generous Bonus in 2011

Let’s not forget that a 5,000,000 option grant was approved by shareholders in 2011, representing approximately 7% of the Company as of the date of approval. The fact that nearly 95% of these options were given out over a mere two year period, at prices as low as $0.89, suggests that shareholders have already been very generous.  If Company insiders likewise find themselves owning less of the Company than they once did, they have themselves largely to blame.  It was their choice to maintain the Company’s cost structure and not meaningfully reduce headcount or salary levels when the stock declined hard in 2008.

Nevertheless, as an alternative to the currently proposed Bonus Plan, we are confident that shareholders would be willing to approve yet another tranche of options, provided there are reasonable limits in place, such as handing them out over a defined multi-year period with associated minimum strike prices.  These limitations are appropriate for any company, but particularly in ParkerVision’s case, in light of the fact that the 2011 grant was largely awarded over a mere two-year period and also given that the Company has an accumulated net deficit of $262 million as of year-end 2012.

The ultimate job of the Board is to protect shareholder interests and ensure that management acts in a manner that maximizes shareholder value over time.  The inevitable conflict of interests resulting from the Bonus Plan comes at the expense of shareholders, who have vested in this Board the responsibility to watch over their interests and capital.  We must work to realign these interests by voting against the Bonus Plan Proposal in order to ensure that policies are put in place that provide incentives for management while at the same time maximizes value for shareholders.

CONCLUSION

The Company is attempting to enact troubling proposals that effectively serve to disenfranchise shareholders and insulate management and the Board in complete contradiction to what is considered proper corporate governance.  It is perhaps even more concerning that the Board is asking shareholders to approve a Bonus Plan that is uncapped, puts certain directors in a position in which their interests and duties will be in conflict, lacks a specific proposed bonus formula for us to evaluate, and proposes many criteria which are not aligned with shareholders’ best interests.  We simply cannot afford to give the Board the carte blanche it is seeking.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

As undemocratic as each of these proposals are on their own, taken together they provide the latitude for the Board to enrich management at the expense of shareholders with impunity and without concern for being removed by shareholders at the Company’s annual meeting in years to come.

We believe the Company is at the cusp of what appears to be exciting times, particularly in light of the Qualcomm Lawsuit, and therefore protecting our collective interests is more important than ever.

VOTE FOR ACCOUNTABILITY AND TO PROTECT SHAREHOLDER INTERESTS BY VOTING “AGAINST” PROPOSAL 2A, PROPOSAL 2B AND PROPOSAL 3 ON THE COMPANY’S PROXY CARD

SEND A STRONG MESSAGE TO THE BOARD THAT SHAREHOLDERS WILL NOT VOTE THEIR RIGHTS AWAY

Every shareholder has the right to vote, please take the time to vote!  If you have already voted, you have every right to change your vote at this time.  Thank you for your support on this very important issue.

Very truly yours,

/s/ Daniel M. Lewis

Daniel M. Lewis
Gem Investment Advisors, LLC